Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2006

Mr. William S. Kirsch
President and Chief Executive Officer
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, IN 46032

Re: Conseco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-31792

Dear Mr. Kirsch:

We have completed our review of the above forms and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief